Exhibit 99.1

Nevada Geothermal Power Inc. Issues Stock Options

VANCOUVER, B.C. (August 14, 2008) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that incentive stock options have been granted to two members of NGP’s board of directors to purchase 100,000 common shares of the Company at an exercise price of $1.08 per share for a term of 5 years. Common shares which may be acquired upon exercise of the options shall be subject to a hold period which will expire on December 14th, 2008.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.